August 1, 2014

Via EDGAR

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Freshpet, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted on June 27, 2014
CIK No. 0001611647

Dear Mr. Schwall:

On behalf of Freshpet, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 of the Company, submitted to the Commission on a confidential basis on June 27, 2014 (the “Registration Statement”).

Amendment No. 1 reflects certain revisions to the Registration Statement in response to the comment letter, dated July 25, 2014, from the staff of the Commission (the “Staff”). In addition, Amendment No. 1 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with our responses. Page numbers in the text of this response letter correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1.

Registration Statement on Form S-1

General

1.

Staff’s comment: We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, and update the disclosure as necessary. Please remember to allow sufficient time to respond to all such staff comments. Also, please provide updated information regarding the status of your NYSE or NASDAQ listing application, promptly provide any omitted disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and undertakes to provide in future amendments updated information regarding the status of our NYSE or NASDAQ listing application as well as all omitted disclosure in the Registration Statement that we are not entitled to omit under Rule 430A and to update our disclosure accordingly. The Company will allow sufficient time for the Staff to review its complete disclosure and for it to respond to any comments that the Staff may have.

2.	Staff’s comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that, to date, neither the Company, nor anyone authorized to do so on its behalf, has engaged in any “test the waters” activity or otherwise presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. We further advise the Staff that, to the best of the Company’s knowledge, to date, there have been no research reports about the Company that have been published or distributed in reliance on Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act (“JOBS Act”) by any broker or dealer that is participating or will participate in the offering. The Company does not expect to present any written communications to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company becomes aware of any research reports about the Company that are published or distributed in reliance on Section 2(a)(3) of the Securities Act, as added by Section 105(a) of the JOBS Act, the Company will supplementally provide the Staff with copies of such research reports.

3.	Staff’s comment: Please provide us with supplemental support for assertions regarding your competitive position within your industry, including the names and dates of the studies or reports by third parties. You will expedite our review by providing a key indicating where the particular support appears and by highlighting for us the relevant portion(s) of each such supporting document you supply. If you funded or were otherwise affiliated with any of the studies or reports you cite, make this clear. If any of this information was prepared by a third party for inclusion in this registration statement, please file the consent of such party as an exhibit if you cite the report or study. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement or delete it. The following are examples of some of your competitive position assertions:

•	“[we] have become one of the fastest growing pet food companies in North America,” pages 1, 46, and 65;

•	“we own and operate North America’s only fresh, refrigerated pet food manufacturing facility,” pages 1, 65, and 72;

•	“[t]he strength of our business model extends to our retail partners, who find that Freshpet grows their pet category sales, drives higher traffic, increases shopper frequency and delivers category leading margins,” page 2;

•	“Within the pet food market, premium and/or natural brands are gaining market share,” pages 2 and 66;

•	“our Freshpet Fridges generate compelling economics with an average cash-on-cash payback period of less than 15 months,” pages 3, 67, and 74 (also provide enhanced disclosure to clarify how this “cash payback” calculation is obtained);

•	“As a result of demographic shifts and changing attitudes towards pets, more U.S. households today have pets than have children,” page 66; and

•	“Nearly 80% of U.S. pet owners are as concerned about the quality of their pet’s food as they are about their own,” page 66.

As noted, please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement.

Response: The Company acknowledges the Staff’s comment, and we are supplementally submitting under separate cover independent support for certain of its assertions about our competitive position within our industry. To expedite the Staff’s review, we have provided a key indicating where the particular support appears and have highlighted the relevant portion(s) of each such supporting document submitted to the Staff. In addition, in response to the Staff’s comment, the Company has revised its disclosure on pages 1, 63, 64 and 70 and elsewhere as appropriate.

4.	Staff’s comment: Where statements might be more subjective and anecdotal, if you retain the assertions, please revise to clarify the context in which you make them and the basis in each case. For example, we note your statement at pages 3 and 67 that “pet parents perceive that Freshpet provides their pets with greater enthusiasm for eating and visible health improvements. . . . [W]e have built a growing base of loyal consumers who have a deep emotional connection to the Freshpet brand.” Similarly, it is unclear who conducted the tests and how a dog conveys “palatability” for purposes of the tests to which you refer at page 67.

Response: In response to the Staff’s comment, we are supplementally submitting under separate cover support for these assertions.

Prospectus Summary, page 1

Summary Consolidated Financial Data, page 9

5.	Staff’s comment: We note you present an EBITDA measure and a corresponding reconciliation to net loss, along with other associated disclosures. Similar disclosures are made in Selected Historical Consolidated Financial and Other Data, page 42. However, your reconciliation of EBITDA includes an additional adjustment for “Fees on debt guarantee,” the inclusion of which does not conform to the EBITDA definition you provide, nor to the specifically defined measure, EBITDA, as described in Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosures to reflect the proper measure for EBITDA, or revise your disclosures to more accurately depict the non-GAAP measure you are presenting. Additionally, we note that you use “Fees on debt guarantee” and “Fees on debt” to describe this amount in different parts of the filing. Please ensure your descriptions are uniform throughout the filing.

Response: The Company acknowledges the Staff’s comment and we believe the “Fees on debt guarantee” is a cost of our financing arrangement and is akin to interest expense. Absent the guarantee arrangement the interest rate charged by our lender would have been noticeably higher. We believe the inclusion of “Fees on debt guarantee” as an EBITDA adjustment conforms to the specifically defined EBITDA measure described in 10(e)(1)(ii)(A) of Regulation S-K. In addition, the Company has revised its description of EBITDA to included “Fees on debt guarantee” and clarify that it is a cost of our financing consistent with GAAP interest expense. In accordance with the Staff’s comment, we have revised our disclosure to uniformly refer to this expense as “Fees on debt guarantee.”

Risk Factors, page 13

6.	Staff’s comment: Please eliminate from this section text which mitigates the risk you present, such as your references to those insured by key-person life insurance (page 14) and your compliance with applicable regulations (page 17). Similarly, eliminate the excess detail regarding restrictions on future sales (page 28), particularly in light of the portion of the offering which is on behalf of selling stockholders. Remove generic risks which apply to all newly public companies, such as “We will incur increased costs as a result of being a public company” (page 30). Finally, please state the risks plainly and directly rather than referring to those matters about which you can provide no assurance or cannot guarantee.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 14, 15, 16, 17, 21, 26, 28 and 30.

Use of Proceeds, page 36

7.

Staff’s comment: Once the offering amount is known, please quantify where practicable the amount of each listed use, such as the amounts to be allocated for adding manufacturing capacity, installing new Freshpet Fridges, and the “remaining” proceeds. Similarly, fill in the blanks at page 52 under “Liquidity and Capital Resources” to quantify the number of quarters you anticipate the listed items to be “adequate” for the listed purposes, and at page 69 regarding the number of estimated Freshpet Fridges to be installed.

Response: The Company acknowledges the Staff’s comment and, once the offering amount is known, will quantify the amount of each listed use where practicable and fill in the blanks at page 50 under “Liquidity and Capital Resources” to quantify the number of quarters it anticipates the listed items to be “adequate” for the listed purposes and at page 67 regarding the number of estimated Freshpet Fridges to be installed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Contractual Obligations and Commitments, page 55

8.	Staff’s comment: We note the total long-term debt obligations you disclose in the table, amounting to $79,213,642, differs by $3,101,330 from the total long-term debt you present on your balance sheet, amounting to $76,112,312. Please reconcile this difference for us, and eliminate any inconsistency in your disclosures, if necessary.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 53 to reconcile the difference.

Segment, page 56

9.	Staff’s comment: We note that you believe you operate in one segment: the manufacturing, marketing and distribution of pet food and pet treats for dogs and cats. We also note from disclosure on pages 69 – 70 a discussion of “segments” and “sub-brands.” The guidance in FASB ASC 280-10-50-38 and 40 requires revenues to be reported for each product or group of similar products, even for those companies operating in one segment. We would like to understand how you propose to address the revenue-by-product disclosure requirement if more detailed segment information is not provided. It appears that you have a variety of product types amongst the sub-brands and therefore expect you have alternatives in grouping products to satisfy this disclosure obligation.

Response: We believe the Company operates as a single operating segment pursuant to the criteria with FASB ASC 280-10-50. The products we sell are all related and are consistent across geographic areas. Specifically, our products have similar production processes, classes of customers, degree of risk and opportunities for growth. Our products are not broadly defined but rather narrowly focused on providing fresh food for pets. All our products are sold under the Freshpet brand with separate packaging for different retail partners. We do not believe the labels we offer different retail customers represent separate products requiring disclosure under FASB ASC 280-10-50-40. We considered the guidance in FASB ASC 280-10-50-38 and believe our revenue at the segment level represents the most appropriate and useful level of detail for an investor.

Business, page 65

Evolution of Store Count by Class of Retail, page 73

10.	Staff’s comment: You disclose that “[i]n 2013, our largest retail partners by net sales, Wal-Mart and Kroger, represented approximately 22% and 11% of net sales, respectively. No other retailer represented over 10% of net sales in 2013.” We note similar disclosure in the first full risk factor on page 15. At pages F-22 and F-34, you provide statistics regarding sales to distributors and significant customers. Please provide enhanced disclosure to clarify your distribution model, to explain (if true) that the retail “partners” do not directly purchase from you, and to identify your distributors by name. Otherwise, please explain to us why you do not believe that such information would be material.

Response: The Company has revised the disclosure on page 71 in response to the Staff’s comment.

Management, page 77

11.	Staff’s comment: Aside from the disclosure in footnote 5 at page 84, you appear to provide no information regarding the current size and composition of your board of directors. For example, no management sketch at pages 77-78 identifies an officer who also serves or served as your director. With your next filing or submission, please revise to provide all the specific information that is currently missing, including the disclosures which Items 401, 402, and 403 of Regulation S-K require.

Response: The Company acknowledges the Staff’s comment and has included the required disclosure related to the directors it has identified to serve on the Board of Directors following the offering.

12.	Staff’s comment: It is unclear from the disclosure at page 82 who in particular participated in determining the NEO base salaries and performance-based bonuses in 2013. Revise to identify those directors. Also, to the extent that there have been or will be changes to the composition of the board or any committee in connection with the offering, revise to provide the particulars.

Response: The Company respectfully advises the Staff that the full Board of Directors of the Company determined NEO base salaries and performance-based bonuses. The Company advises the Staff that when the complete particulars of Board of Directors and committee composition have been finalized, the Company will revise the disclosure in the Registration Statement.

Corporate Governance and Board Structure, page 78

13.	Staff’s comment: You disclose on page 29 that “persons associated with MidOcean and Freshpet Investors LLC currently serve on our Board of Directors. . . . [I]nterests of MidOcean and Freshpet Investors LLC may not always coincide with the interests of the other holders of our common stock, and the concentration of control in MidOcean and Freshpet Investors LLC will limit other stockholders’ ability to influence corporate matters.” To the extent that there are any formal or informal voting arrangements in place between MidOcean and Freshpet Investors LLC, please provide appropriate disclosure. Also disclose the nature of the affiliations between those two entities, and identify the ownership or other roles any members of your management team have with those entities, whereby they are “associated” with them.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 77, 91 and 92.

Principal and Selling Stockholders, page 92

14.	Staff’s comment: For each of your selling stockholders, please revise this section to indicate the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. Please refer to Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will amend its disclosure to provide the requested information once selling stockholder participation in the offering is finalized.

15.	Staff’s comment: Please disclose the individuals with sole or shared voting or investment power over MidOcean and Freshpet Investors LLC.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 91 and 92.

Certain Relationships and Related Party Transactions, page 93

16.	Staff’s comment: Please file an executed version of the Fee and Reimbursement Agreement as a separate exhibit. Please also file as exhibits the Tyson Agreement and each NEO employment agreement referenced at page 84. Please refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to show its intention to file as exhibits an executed version of the Fee and Reimbursement Agreement, the Tyson Agreement and each NEO employment agreement.

Guarantee Agreement, page 94

17.	Staff’s comment: Specify precisely how much each named individual has “committed to guarantee.” Revise to state explicitly if true that any payments would be made only in the event of a Change of Control, insofar as the current wording could be read to suggest that this is a second circumstance (in addition to full repayment) in which the contingent fee obligation could be triggered. Otherwise, state explicitly that once the full repayment takes place in connection with this offering, then the contingent fees become payable. To the extent the amount received or to be received exceeds $120,000, please revise to provide the information set forth in Item 404(a) of Regulation S-K for each guarantor’s guarantee and the contingent fee payments of Series C Preferred Stock. We note the related disclosure at page F-32.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 94.

The Stockholder Note, page 94

18.	Staff’s comment: If the “certain stockholders” to whom you issued $1.5 million of notes are affiliates, identify them. Similarly, please revise to provide the approximate dollar value of the amount of each related person’s interest in the transaction, if required pursuant to Item 404(a) of Regulation S-K. See also Item 601(b)(10)(A).

Response: The Company advises the Staff that it has revised its disclosure to identify affiliated stockholders to whom the Company issued a portion of the $1.5 million of notes and to provide the approximate dollar value of each related person’s interest in the transaction.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

19.	Staff’s comment: Please obtain and include a revised report from your accountants specifying the city and state in which the report was issued. See Article 2-02(a)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has included in Amendment No. 1 a revised report from its accountants specifying the city and state in which the report was issued.

Consolidated Balance Sheets, page F-3

20.	Staff’s comment: We note that your use of proceeds on page 36 includes the redemption of your Preferred Stock, which includes cumulative dividends. Please tell us your consideration of Staff Accounting Bulletin Topic 1B.3.

Response: After consideration of the Staff’s comment and Staff Accounting Bulletin Topic 1B.3, we have revised our disclosure on pages F-4, F-10, F-24, F-25 and F-28.

Exhibit Index, page II-5

21.	Staff’s comment: Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that it intends to amend and restate its charter and bylaws prior to the completion of this offering and will include by future amendment the amended and restated charter and bylaws so adopted.

22.	Staff’s comment: Please revise to include the warrant agreement referenced on pages F-16 and F-17, or provide the agreement to furnish the copy upon Commission request. See Item 601(b)(4)(iii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to show its intention to file the warrant agreement.

*    *    *    *

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (201) 520-4080.

*    *    *    *

Sincerely,

/s/ Richard Kassar
Richard Kassar

cc:	Christian O. Nagler, Esq.
Kirkland & Ellis LLP

Marc D. Jaffe, Esq.
Latham & Watkins LLP